POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 July 2005

U.S. Funds

Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PolyMet Mining Corp.	Statement 1
Consolidated Balance Sheet
As at July 31 and January 31
U.S. Funds
Un-audited prepared by management

	July 31	January 31
ASSETS	2005	2005
Current
Cash	$1,011,865	$510,871
Term deposit	-	807,200
Miscellaneous receivables	27,937	45,005
Prepaid expenses	19,078	241,596
	1,058,880	1,604,672
Investments (Note 4)	253	253
Other Assets (Note 5 b)	729,320	729,320
Property, Plant and Equipment (Note 6)	17,803	15,919
	$1,806,256	$2,350,164

LIABILITIES
Current
Accounts payable	$164,281	$331,012

Contingent Liabilities and Commitments (Note 10)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	22,332,972	18,388,194
Share Subscriptions Received - Statement 2(Note 7a(i))	21,774	762,804
Contributed Surplus - Statement 2 (Note 7e)	1,308,600	1,005,742
Deficit - Statement 2	(22,021,371)	(18,137,588)
	1,641,975	2,019,152
	$1,806,256	$2,350,164

ON BEHALF OF THE BOARD:
"William Murray"	, Director
"David Dreisinger"	, Director

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 2
Consolidated Statement of Shareholders’ Equity
U.S. Funds
Un-audited prepared by management

	Common Shares
				Share
	Authorized			Subscriptions	Contributed
	Shares	Shares	Amount	Received	Surplus	Deficit	Total
Balance - 31 January 2004	1,000,000,000	44,992,054	$15,231,768	$-	$55,048	$(14,361,251)	$925,565
Loss for the year	-	-	-	-	-	(3,776,337)	(3,776,337)
Shares issued for cash:
Private placements	-	2,800,000	1,733,984	-	-	-	1,733,984
Share subscriptions received	-	-	-	762,804	-	-	762,804
Share issuance costs	-	-	(115,127)	-	-	-	(115,127)
Exercise of warrants	-	5,277,573	828,554	-	-	-	828,554
Exercise of options	-	1,088,400	81,383	-	-	-	81,383
Shares issued for finders’ fee	-	155,626	96,375	-	-	-	96,375
Shares issued for property	-	1,000,000	229,320	-	-	-	229,320
Stock-based compensation	-	-	-	-	992,658	-	992,658
Fair value of stock options exercised	-	-	41,964	-	(41,964)	-	-
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128,221	762,804	1,005,742	(18,137,588)	1,759,179
Shares allotted for exercise of warrants	-	224,925	26,117	-	-	-	26,117
Shares allotted for bonus	-	1,590,000	233,856	-	-	-	233,856
Balance – 31 January 2005 – Shares issued and allotted	Unlimited	57,128,578	$18,388,194	$762,804	$1,005,742	$(18,137,588)	$2,019,152
Loss for the period	-	-	-	-	-	(3,883,783)	(3,883,783)
Shares issued for cash:	-
Private placements (Note 7a(i))	-	9,000,000	3,945,978	(762,804)	-	-	3,183,174
Share subscriptions received (Note 9 a)	-	-	-	21,744	-	-	21,744
Share issuance costs	-	-	(294,465)	-	-	-	(294,465)
Exercise of options (Note 7c)	-	391,052	43,459	-	-	-	43,459
Exercise of warrants (Note 7f(ii))	-	299,930	41,687	-	-	-	41,687
Stock-based compensation (Note 7d,e)	-	-	-	-	316,569	-	316,569
Fair value of stock options exercised (Note 7e)	-	-	13,711	-	(13,711)	-	-
Shares issued for finders’ fee (Note 7b)	-	444,950	194,506	-	-	-	194,506
Reverse shares allotted for exercise of warrants	-	(224,925)	(26,117)	-	-	-	(26,117)
Reverse shares allotted for bonus	-	(1,590,000)	(233,856)	-	-	-	(233,856)
Issuance of shares for exercise of warrants
(Note 7f (iii))	-	224,925	26,117	-	-	-	26,117
Issuance of shares for bonus (Note 7a(ii))	-	1,590,000	233,856	-	-	-	233,856
Balance – 31 July 2005 – Shares issued	Unlimited	67,264,510	22,332,972	$21,744	$1,308,600	$(22,021,371)	$1,641,975

See Accompanying Notes -

PolyMet Mining Corp.	Statement 3
Consolidated Statement of Loss
For the Periods Ended 31 July
U.S. Funds
Un-audited prepared by management

	Three Months Ended		Six Months Ended
	July 31		July 31
	2005	2004	2005	2004

General and Administrative
Administrative wages and benefits	$55,354	$13,915	$98,509	$13,915
Amortization	1,545	134	2,423	288
Consulting fees	59,576	20,873	79,817	80,793
Insurance	16,936	23,552	18,436	23,552
Interest and other income, net	(11,573)	564	(24,755)	725
Investor relations and financing	11,871	7,102	36,977	25,776
Management fees	26,371	35,602	53,226	64,468
Office and telephone	24,188	16,402	35,773	20,445
Rent	15,255	8,842	31,827	13,093
Professional fees	24,909	26,051	32,113	59,512
Transfer agent and filing fees	10,152	10,684	15,284	22,396
Shareholders' information	38,679	13,802	36,935	17,762
Stock compensation expense	129,693	753,232	316,569	753,232
Travel and automotive	99,712	76,706	132,594	124,759

Loss Before the Undernoted	502,667	1,007,443	865,727	1,220,716

Other Expenses (Income)
Pre-feasibility costs	1,167,445	271,197	3,075,171	311,381
Foreign exchange	(73,155)	(37,539)	(57,115)	(9,792)
Gain on sale of mineral property	-	(1,100)	-	(1,100)

	1,094,290	232,558	3,018,056	300,489

Loss For the Period	1,596,957	1,240,001	3,883,783	1,521,205

Deficit, Beginning Of Period	20,424,414	14,642,455	18,137,588	14,361,251

Deficit, End Of Period	$22,021,371	$15,882,456	$22,021,371	$15,882,456

Loss Per Share	$(0.02)	$(0.03)	$(0.06)	$(0.03)

Weighted Average Number Of Shares	67,152,335	49,309,845	64,489,269	47,457,043

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 4
Consolidated Statement of Cash Flows
For the Periods Ended 31 July
U.S. Funds
Un-audited prepared by management

	Three Months Ended		Six Months Ended
	July 31		July 31
	2005	2004	2005		2004

Operating Activities
Loss for the (period)	$(1,596,958)	$ (1,239,948)	$(3,883,783	) $	(1,521,201)
Adjustments to reconcile loss to net cash
Amortization	1,545	134	2,423		288
Stock based compensation	129,693	753,232	316,569		753,232
Loss (gain) on sale of resources properties	-	(1,100)	-		(1,100)
Changes in current assets and liabilities
Accounts receivable	5,929	(7,010)	17,068		(7,089)
Prepaid expenses	(14,447)	997	222,518		5,340
Accounts payable	118,912	32,929	(166,731)		(37,353)
Net cash used in operating activities	(1,355,327)	(460,766)	(3,491,936)		(807,883)

Financing Activities
Share capital - for cash	21,628	1,843,083	3,975,463		2,551,529
Restricted cash	21,774	-	21,774		-
Net cash provided by financing activities	43,402	1,843,083	3,997,237		2,551,529

Investing Activities
Recovery of mineral property expenditures	-	1,100	-		1,100
Purchase of property, plant and equipment	(4,307)	(4,812)	(4,307)		(4,812)
	(4,307)	(3,712)	(4,307)		(3,712)

Net Increase (Decrease) In Cash	(1,316,232)	1,378,602	500,994		1,739,933

Cash Position – Beginning Of Period	2,328,097	856,882	510,871		495,551

Cash Position – End Of Period	$1,011,865	$2,235,484	1,011,865 $		2,235,484

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Consolidated Schedule of Pre-Feasibility Costs
For the Periods Ended 31 July
U.S. Funds
Un-audited prepared by management

	2005	2004
Direct
Camp and general	$19,194	4,230
Consulting fees	301,359	93,844
Drilling	1,691,389	8,316
Engineering	192,027	102,230
Environmental	641,357	48,557
Geological and geophysical	29,316	-
Land lease, taxes and licenses	100	125
Metallurgical	19,684	-
Mine planning	36,483	-
Permitting	-	54,049
Sampling	144,262	-

Total Costs for the Period	$3,075,171	$311,351

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

1.	Basis Of Presentation

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2005.

2.	Significant Accounting Policies

	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PolyMet Mining, Inc. and Fleck Minerals, Inc. The purchase method of accounting is used to consolidate these subsidiaries.

PolyMet Mining, Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease (Note 5a). Fleck Minerals, Inc. is currently inactive.

	b)	Mineral Operations

The Company is in the pre-feasibility stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of mining operation, periodic option payments and administrative expenses are expended as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

2.	Significant Accounting Policies - Continued

	c)	Amortization

The Company provides for amortization of its property, plant and equipment as follows:

Furniture and equipment - Straight-line over 10 years Computers - Straight-line over 5 years

	d)	Investments

The Company carries its long-term portfolio investments at cost. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

	e)	Loss Per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

	f)	Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company’s Canadian operations are translated into U.S. dollars as follows:

Monetary assets and liabilities at period-end rates,
All other assets and liabilities at historical rates, and
Revenue and expense items at the average rate of exchange prevailing during the period.

Exchange gains and losses arising from these transactions are reflected in income or expense in the period.

	g)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

2.	Significant Accounting Policies - Continued

	h)	Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

	i)	Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

		ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

	j)	Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 February 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Company early adopted on a prospective basis, the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 February 2003.

The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

2.	Significant Accounting Policies - Continued

	k)	Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

	l)	Asset Retirement Obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability has been recorded as the Company is in the pre-feasibility stage on its properties and the fair value of the liability cannot be reasonably estimated at this stage. There is no effect on prior years as a result of adopting this new recommendation.

3.	Fair Value of Financial Instruments

The carrying value of cash and restricted cash, miscellaneous receivable, investments (Note 4) and accounts payable approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4.	Investments

Details are as follows:

		July 31	January 31
	Market Value	2005	2005
American Platinum Inc.	$-	$1	$1
Aloak Corp.	25	252	252
	$25	$253	$253

These investments represent minority interests of less than 10% in the respective companies.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

5.	Resource Property Agreements

The Company’s material resource property agreements are as follows:

	a)	NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment, the Company entered into a lease agreement with United States Steel Corporation (“USS”) on certain lands in St. Louis County, Minnesota. The current term of the renewable lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2005. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20- year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

During the year ended 31 January 2005, USS assigned the lease to RGGS Land & Minerals Ltd., L.P.

	b)	Cleveland Cliffs Option, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company has obtained an option to acquire certain property, plant and equipment from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet project. Under the terms of the agreement, Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project (Note 5a).

As consideration for the exclusive option, during 2004 the Company paid $500,000 and during 2005 the Company issued to Cliffs 1,000,000 common shares valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of PolyMet’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota. The Company for consideration of the asset acquisition will pay Cliffs a total of U.S. $8 million through a combination of cash and the issuance of 6,200,547 common shares of PolyMet. With this acquisition, PolyMet will also assume from Cliffs, certain ongoing site-related environmental and reclamation obligations.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

6.	Property, Plant and Equipment

Details are as follows:

			July 31	January 31
			2005	2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and equipment	$1,888	$358	$1,530	$1,716
Computers	20,404	4,131	16,273	14,203

	$22,292	$4,489	$17,803	$15,919

7.	Share Capital

	a)	Share issuances

(i)

The share issuances during the six month period ended included one private placement for a total of 9,000,000 shares at CDN $0.55 per share for gross proceeds of CDN $4,950,000 ($3,945,978). As at January 31, 2005 the Company had received share subscriptions of CDN$945,000 ($762,804) accordingly upon closing the private placement shares were issued and the funds have been included in the total private placement proceeds as noted. The private placements included share purchase warrants (Note 7f (i)).

		(ii)	As January 31, 2005 the 1,590,000 bonus shares had been allotted for Milestone 1, and during the quarter had been issued accordingly on March 15, 2005 (see Note 10)

b)

In addition to cash share issuances disclosed above, the Company issued 444,950 shares for finders’ fees on the private placement. These shares were valued at CDN $0.55 per share, for a total value of CDN $244,723 ($194,506).

c)

The Company has a stock option plan that covers its employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the period, the Company granted 1,135,000 options. The maximum number of common shares under the stock option plan is 10% of the outstanding common shares of the Company at the time of granting of the options.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

7.	Share Capital - Continued

	c)	- Continued

Details of stock option activity is as follows:

	July 31	January 31
	2005	2005
	Options	Options
Outstanding - Beginning of period	4,999,552	3,542,952
Granted	1,135,000	2,545,000
Exercised	(391,052)	(1,088,400)
Outstanding - End of period	5,743,500	4,999,552

During the quarter ended July 31, 2005, 341,052 stock options were exercised at a price of CDN$0.10 and 50,000 stock options were exercised at a price of CDN$0.40.

As at 31 July 2005, the following director, former director and employee stock options were outstanding:

	Exercise Price
Expiry Date	(CDN)	Number
18 July 2008	$ 0.10	1,313,500
3 October 2008	$ 0.13	800,000
12 February 2006	$ 0.21	500,000
9 March 2009	$ 0.40	570,000
28 April 2009	$ 0.75	200,000
5 July 2009	$ 0.66	1,175,000
18 October 2009	$ 0.79	50,000
30 March 2010	$ 0.65	745,000
1 May 2010	$ 0.85	350,000
15 June 2010	$ 0.94	40,000
		5,743,500

As at 31 July 2005 all options had vested and were exercisable.

d)	Stock-Based Compensation

During the period ended 31 July 2005, the Company issued 1,135,000 options to directors, officers, consultants and employees with and exercise prices of CDN$0.65 – CDN$0.94 per option. The fair value of stock-based compensation in the amount of $316,569 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.25% - 3.54%
Expected dividend yield	Nil
Expected stock price volatility	48.77% - 50.93%
Expected option life in years	5

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

7.	Share Capital - Continued

	e)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

Details are as follows:

	July 31	January 31
	2005	2005
Balance – Beginning of period	$1,005,742	$55,048
Current period fair value of stock-based compensation	316,569	992,658
Fair value of stock options exercised during the period
and transferred to share capital	(13,711)	(41,964)
Balance – End of period	$1,308,600	$1,005,742

f)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	July 31	January 31
	2005	2005
	Warrants	Warrants
Outstanding - Beginning of period	5,841,278	9,718,853
Issued	4,500,000	1,400,000
Exercised	(524,855)	(5,277,575)
Outstanding - End of period	9,816,423	5,841,278

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

7.	Share Capital - Continued

	f)	Share Purchase Warrants - Continued

As at 31 July 2005, the following share purchase warrants were outstanding:

	Per Common
	Share		Common
	Exercise Price	Warrants	Share
Expiry Date	(CDN)	Outstanding	Entitlement
16 November 2006	$0.20	3,428,923	3,428,923
24 September 2005	$0.17	487,500	487,500
17 December 2005	$1.20	775,000	775,000
1 March 2006	$1.20	625,000	625,000
7 March 2007 (i)	$0.70	4,500,000	4,500,000
		9,816,423	9,816,423

(i)

The Company completed a private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of $0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange at or exceed $1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

	(ii)	During the period 299,930 share purchase warrants at a price of CDN$0.17 were exercised.

(iii)

During the year ended 31 January 2005, the Company received proceeds of $26,117 on the exercise of 224,925 share purchase warrants. The shares were allotted at 31 January 2005 and were issued during the six month period ended July 31, 2005.

g)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented by the certificates representing the common shares of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

8.		Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

	a)	Paid or accrued amounts as follows:

	July 31	July 31
	2005	2004
Management fees	$53,226	$64,468
Consulting fees	44,807	27,406
	$98,033	$91,874

9.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 July 2005:

a)

The Company completed a non-brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter. Part of the proceeds from the private placement, being CDN$27,000 (US$21,774), were received prior to 31 July 2005.

b)

The Company completed a brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

	c)	The Company granted 1,870,000 stock options exercisable at a price of CDN$1.36 per share, expiring 19 September 2010, to directors, officers, consultants and employees of the Company.

	d)	The Company issued 487,500 common shares pursuant to the exercise of share purchase warrants at a price of CDN$0.17 per share.

	e)	The Company issued 91,000 common shares pursuant to the exercise of share purchase warrants at a price of CDN$0.70 per share.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

9.	Subsequent Events (cont’d)

	f)	The Company issued 478,200 common shares pursuant to the exercise of stock options at prices of CDN$0.10 and CDN$0.13 per share.

10.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet property. As at 31 July 2005, the Company has received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been approved for the achievement of Milestone 1.The bonus shares issued for Milestone 1, are valued using the Company’s closing trading price on 5 November 2003 of CDN $0.19 per share, the date of the approval of the bonus plan by the board of directors.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued – Statement 2
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii)
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet property. This milestone was achieved on 16 February 2004 and therefore, during the year ended January 31, 2005 and the Company accrued a CDN$302,100 (US$233,856) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued during the six month period ended July 31, 2005

	(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase raw materials to be produced from the NorthMet property.

	(iii)	Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet property is viable.

	(iv)	Milestone 4 – Commencement of commercial production at the NorthMet property at a time when the company has not less than 50% ownership interest.

b)

As a part of certain employment and management contracts, the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances are based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The severance payments would be as follows:

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the six month period ended 31 July 2005
U.S. Funds
Un-audited prepared by management

10.	Contingent Liabilities and Commitments - Continued

Market Capitalization	Total Severance Payments Required

Less than CDN $50 million	CDN	$ NIL
Between CDN $50 and CDN $75 million	CDN	$ 200,000
Between CDN $75 and CDN $100 million	CDN	$ 400,000

Thereafter severance payments increase by $600,000 for every additional $25 million of implied market capitalization, with no maximum.

c)

Pursuant to the Company’s option agreement with Cliffs (Note 5 b), for as long as Cliffs owns 1% or more of the Company’s issued shares, the Company has committed to allow Cliffs to participate in any future Company financings to maintain a 2.17% equity interest in the Company. A similar provision will apply to permit Cliffs to maintain its increased percentage interest in the equity of the Company upon closing of the agreement reached on 14 September 2005 (Note 5b). This agreement will also include a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

11.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.